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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                            Infomedix Holdings, Inc.
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                                (Name of Issuer)


                          Common Stock, par value $.001
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                         (Title of Class of Securities)


                                    44553R109
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                                 (CUSIP Number)


                                  Michael Stone
                                 18 Ozone Avenue
     Venice                        California                        90291
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 2, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240. l3d-1(f) or 240.1 3d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
        IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                      A CURRENTLY VALID 0MB CONTROL NUMBER.


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CUSIP No: 44553R109
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       1.   Names of Reporting Persons: Michael Stone

            I.R.S. Identification Nos. of above persons (entities only).

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       2.   Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   ...................................................   |_|

            (b)   ...................................................   |_|

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       3.   SEC Use Only
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       4.   Source of Funds (See Instructions): PF
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       5.   Check if Disclosure of Legal Proceedings Is Required
            Pursuant to Items 2(d) or 2(e)                              |_|
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       6.   Citizenship or Place of Organization: United States
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                  7.   Sole Voting Power:        1,989,200
                  --------------------------------------------------------------
Number of
Shares Bene-      8.   Shared Voting Power:      0
ficially          --------------------------------------------------------------
Owned by Each
Reporting         9.   Sole Dispositive Power:   1,989,200
Person with       --------------------------------------------------------------

                  10.  Shared Dispositive Power: 0
                  --------------------------------------------------------------

       11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,989,200 (see Note 1)
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       12.  Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares:                                                     |_|
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       13.  Percent of Class Represented by Amount in Row (11): 13.70%
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       14.  Type of Reporting Person (See Instructions): IN
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CUSIP No. 147910 10 3
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ITEM 1. SECURITY AND ISSUER

         The class of equity security to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of INFORMEDIX HOLDINGS, INC., a Nevada corporation (the "Issuer" or the "Company"). The name and address of the principal executive offices of the Issuer are Georgetown Park, 5880 Hubbard Drive, Rockville, MD 20852-4821 (Tel. No.: 301-984-1566).


ITEM 2. IDENTITY AND BACKGROUND

(a) Names of Reporting Persons: This statement on Schedule 13D (this "Statement") is being filed by Michael Stone (the "Reporting Persons").

(b) Residence or business address: The business address of the Reporting Person is 18 Ozone Avenue, Venice, CA 90291.

(c) The present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted by Reporting Person is President of North American Pharmacy, 16129 Cohasset Street, Van Nuys, CA 91406

(d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a  citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person acquired the securities in private placement transactions directly with the Company. These securities were purchased by the Reporting Person with his personal funds. On September 9, 2003 the Reporting Person acquired a 10% convertible note and 300,000 common stock warrants for a purchase price of $150,000. On December 2, 2003, the Reporting Person acquired, in exchange for cancellation of the $150,000 note and payment of $100,000, 675,680 shares of Common Stock, 675,680 Class A Warrants which have an exercise price of $0.44 per share and 337,840 Class B warrants with an exercise price of $0.28 per share.


ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Person holds his shares of Common Stock and securities convertible into shares of Common Stock for general investment purposes.

         The Reporting Person or affiliates of the Reporting Person, may from time to time acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with their investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock. Additionally, the Reporting

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Person may from time to time sell its shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with its investment purpose. However, the Reporting Person does not currently have plans or proposals which relate to, or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As a result of the Reporting Person's purchase of shares of Common Stock and warrants on December 2, 2003, the Reporting Person may be deemed to be the beneficial owner of 1,989,200 shares of Common Stock. These figures include the purchase of 300,000 bridge warrants purchased from the Issuer on September 9, 2004. Such number of shares of Common Stock constitutes approximately 13.70% of the issued and outstanding shares of Issuer's Common Stock based on the number of shares of Issuer's Common Stock outstanding as of November 13,2003 and giving effect to the exercise of the warrants held by Reporting Person. The number of shares outstanding is based upon the Issuer's Report on Form 10QSB filed on November 13, 2003 and its Form 8K dated December 5, 2003 and Form 8K dated December 19, 2003. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer.

         The Reporting Person currently beneficially owns the securities of the Issuer as follows:

         (i)  675,680 shares of Common Stock;

         (ii) Class A Warrants to purchase 675,680 shares of Common Stock exercisable at a price of $0.44 per share;

         (iii) Class B Warrants to purchase 337,840 shares of Common Stock exercisable at a price of $0.28 per share; and

         (iv) Bridge Warrants to purchase 300,000 shares of Common Stock with an exercise price of $0.37 per share

(c) Except as described in Item 5(a), the Reporting Person has not effected any transactions in the Issuer's Common Stock during the past sixty days.

(d) To the Reporting Persons' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting


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Persons reported on herein.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described below, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further none of the Issuer's securities beneficially owned by the Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

         The Issuer and the Reporting Person has entered into a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, the Company agreed to register for resale under the Securities Act of 1933 the shares of common Stock, and shares underlying the warrants. All expenses of any registration relating to the shares of Common Stock as provided in the Registration Rights Agreement (other than underwriting discounts and commissions and fees and expenses of counsel for the Reporting Person) are to be borne by the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed hereto:

None.

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Signature

         After reasonable inquiry and to the best of my knowledge and belied, I certify that the information set forth in this statement is true, complete and correct.


Date: Dated as of May 2, 2004

/s/ Michael Stone
-----------------
Signature



Michael Stone
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Name


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purposed which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



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